

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2020

Frank Abbott
Chief Financial Officer
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reed Road
Randfontein, South Africa, 1759

      Re: Harmony Gold Mining Company Limited
           Form 20-F for Fiscal Year Ended June 30, 2019
           Filed October 24, 2019
           File No. 001-31545

Dear Mr. Abbott:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                     Sincerely,

                                                     Division of Corporation Finance
                                                   Office of Energy & Transportation

cc: Marian van der Walt